EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report –Magistrate Court’s Decision of June 21, 2017

Further to the immediate report of June 20, 2017, regarding an investigation by the Israel Securities Authority (the “Investigation”), the Company hereby provides notification that as part of the proceeding and the Investigation of the chairman of the Company’s Board of Directors, the CEO of the subsidiary, D.B.S. Satellite Services Ltd. (“D.B.S.”) and an additional officer in D.B.S., the Tel Aviv-Jaffa Magistrate Court handed down a decision with the parties’ consent yesterday, June 21, 2017, to release the suspects on restrictive conditions. Such conditions include, among others, restrictions on the Board chairman’s appearances at the Company and his contacts with members of the Company’s Board of Directors and officers of the Company until June 23, 2017, the requirement of D.B.S.’s CEO and officer to remain under house arrest until June 23, 2017, as well as additional restrictions.

The initial Immediate Report

The Company reports that this morning searches have been taking place in the Company offices as part of an investigation by the Israel Securities Authority (“ISA”). The ISA informed the Company that this investigation involves suspicions of committing a crime under the Securities Law and the Penal Law concerning transactions related to a controlling shareholder.

As of the time of this report, the Company has no further information concerning the nature of the investigation and its circumstances.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.